Mail Stop 3561

September 26, 2006

Gary P. Schmidt, Esq.
Senior Vice President, General Counsel and Secretary
New Sally Holdings, Inc.
2525 Armitage Avenue
Melrose Park, Illinois 60160

> **Re:** **New Sally Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 13, 2006**
> **File No. 333-136259**
>
> **New Aristotle Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed September 13, 2006**
> **File No. 001-32970**

Dear Mr. Schmidt:

We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

Summary, page 1

1. Please refer to comment 6 in our letter dated September 1, 2006. We continue to believe your summary disclosure is too lengthy and contains excessive detail regarding technical aspects of how the transactions will occur. As requested

previously, please revise your summary disclosure to include only the most
material aspects of the proposed separation and related transactions.

Alberto-Culver Executive Officers and Directors and Certain Alberto-Culver…, page 15

2. Please refer to comment 10 in our letter dated September 1, 2006. As requested
   previously, please revise this section to describe the interests of Clayton Dubilier
   and the Lavin Family stockholder group and affiliates.

Risk Factors, page 31

New Sally's success depends, in part, on its key personnel, page 50

3. This risk factor is considered generic and should be revised to specifically identify
   the key personnel on whom you rely or should be deleted from this section.

The financing arrangements that New Sally expects to enter into…, page 52

4. Please specifically quantify and identify the restrictions in debt agreements you
   refer to at the bottom of page 52.

Background of the Transactions, page 69

5. Please refer to comment 21 in our comment letter dated September 1, 2006. We
   note your revised disclosure on page 70, however, the reasons why Clayton
   Dubilier contacted Alberto-Culver about a spin-off remain unclear. Please revise
   your disclosure further to describe specifically why a spin-off transaction was
   proposed by Clayton Dubilier on April 6, 2006.

6. Please refer to comment 22 in our comment letter dated September 1, 2006. As
   requested previously, please discuss whether the resulting payments to
   management will be less than the amounts they would have received if the change
   of control provisions had been triggered and management's reasons for agreeing
   to a lesser amount, if applicable.

Alberto-Culver's Reasons for the Transactions; Recommendation of the Alberto-Culver
Board of Directors, page 77

7. We note your response to comment 15 in our letter dated September 1, 2006.
   Further, we note that the Alberto-Culver Board considered the opinion of
   Goldman Sachs in approving the transactions. Please discuss whether the
   contingent fee arrangement or the limitations of the fairness opinion were
   considered by the board as potential risks of the transactions. In addition, please

tell us the business reason for having the $16.5 million advisory fee payable only upon consummation of the transaction, as opposed to upon delivery of the opinion.

Opinion of Alberto-Culver's Financial Advisor, page 83

8. Please refer to comment 24 in our comment letter dated September 1, 2006. We note your response indicating that the materials prepared by Goldman Sachs in connection with the fairness opinion would be provided under separate cover by Skadden, Arps, Slate, Meagher & Flom LLP, counsel for Goldman Sachs. The staff has not yet received these materials. Please provide the materials as requested or advise. We may have further comment.

9. We note your response to comment 25 in our letter dated September 1, 2006. Please revise to explain how each analysis and conclusion contributed to the opinion that the consideration paid by Clayton Dubilier was fair to New Sally.

Material U.S. Federal Income Tax Consequences…, page 101

10. We note your response to comment 29 in our letter dated September 1, 2006. Further, we note that it appears that the tax opinion is contingent upon receiving a private letter ruling from the Internal Revenue Service. Please revise to clarify that the IRS ruling will be received as of the effective date of the registration statement.

Pro Forma Financial Statements for Alberto – Culver

Pro Forma Statement of Earnings for the Nine Months Ended June 30, 2006, page 178

11. We note your response to comment 37 in our letter dated September 1, 2006. Please revise your disclosure to ensure that the Historical Sally Holdings column agrees to the amounts included in the audited carve out financial statements. Please separately reflect the $21.6 million service fee and related tax effect as a pro forma adjustment in a separate column.

Pro Forma Statement of Earnings for the Year Ended September 30, 2005, page 180

12. We note your response to comment 39 in our letter dated September 1, 2006. Please separately reflect the $27.6 million service fee and related tax effect as a pro forma adjustment.

Description of New Sally, page 209

13. Please provide support for the qualitative and comparative statements contained in this section. We note the following examples, although there are similar statements appearing throughout this section:

- Sally Beauty Supply is the largest specialty retailer of professional beauty supplies in the U.S. based on store count, page 209;

- BSG is the largest full-service distributor of professional beauty supplies in the U.S., page 209;

- According to Professional Consultants & Resources, manufacturer sales in the U.S. professional beauty supply market were $3.4 billion in 2005…, page 210.

Please mark your support or provide page references in your response to the sections you rely upon for each specific statement. Please tell us whether the sources you cite to are publicly available. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise these and similar statements throughout your prospectus as necessary.

Sally Holdings – Financials Years Ended September 2005, 2004, and 2003

Consolidated Statement of Cash Flows, page F-42

14. We note your response to comment 57 in our letter dated September 1, 2006. Auction rate securities have long-term maturity dates and therefore, do not qualify for net reporting in accordance with SFAS 95 paragraphs 11-13. Please revise your cash flows presentation to present your auction rate securities gross in accordance with SFAS 115 paragraph 18 or present your basis in GAAP for net presentation.

Part II. Information Not Required in the Prospectus, page II-1

Item 21. Exhibits and Financial Statement Schedules, page II-1

15. We note your response to comment 61, but it appears that the equity commitment letter describes the terms of the $575 million investment commitment by Clayton Dubilier in New Sally. Please provide us with a copy of the commitment letter for our review, or revise to file the equity commitment letter as an exhibit to the next amendment. Please also provide us with copies of the opinion regarding the validity of the securities and the tax opinion, or file these opinions in your next

amendment. We must review these opinions before the registration statement is declared effective and we may have additional comments on the opinions.

Item 22. Undertakings, page II-5

16. We note your response to comment 60 in our letter dated September 1, 2006. Please revise to include the undertakings in Item 512(a)(5)(ii) and (a)(6) of Regulation S-K.

Exhibit 99.11 Opinion of Goldman Sachs

17. We reissue comment 64 in our comment letter dated September 1, 2006. Refer to Section II.D.1. of the Current Issues Outline (November 14, 2000) for guidance.

* * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Mike Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions on the financial statements and related matters. Please contact Matthew Benson, Attorney-Advisor, at (202) 551-3335 or Peggy Kim, Senior Attorney-Advisor, at (202) 551-3411 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Scott Williams, Esq.
        Sidley Austin LLP
        Fax: (312) 853-7036